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                 January 10, 2022

       Todd A. Gipple
       Chief Financial Officer
       QCR Holdings, Inc.
       3551 7th Street
       Moline, IL 61265

                                                        Re: QCR Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 7,
2022
                                                            File No. 333-262044

       Dear Mr. Gipple:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Sonia Bednarowski at 202-551-3666 or Erin Purnell at 202-551-3454 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance